UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
COMMISSION FILE NO. 001-12815
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
CHICAGO BRIDGE & IRON SAVINGS PLAN
c/o Chicago Bridge & Iron Company
One CB&I Plaza
2103 Research Forest Drive
The Woodlands, TX 77380
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Chicago Bridge & Iron Company N.V.
Oostduinlaan 75
2596 JJ The Hague
The Netherlands

CHICAGO BRIDGE & IRON SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator
Chicago Bridge & Iron Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Chicago Bridge & Iron Savings Plan (the “Plan”) as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008 and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Calvetti, Ferguson & Wagner, P.C.
Houston, Texas
June 14, 2010

CHICAGO BRIDGE & IRON SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS

CASH AND CASH EQUIVALENTS	$8,980	$—

INVESTMENTS, AT FAIR VALUE	460,349,895	340,862,766

EMPLOYER CONTRIBUTION RECEIVABLE	22,915,822	18,259,297

TOTAL ASSETS	$483,274,697	$359,122,063

LIABILITIES

CORRECTIVE DISTRIBUTION PAYABLE	908,371	203,053

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	$482,366,326	$358,919,010

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(1,327,248)	359,767

NET ASSETS AVAILABLE FOR BENEFITS	$481,039,078	$359,278,777

See accompanying notes to financial statements.

CHICAGO BRIDGE & IRON SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net appreciation in value of investments	$86,570,733
Investment income	7,771,356
Contributions:
Employer	32,926,174
Participants	29,513,810
Rollovers	466,629

Total additions	157,248,702

DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	34,533,620
Corrective distributions	908,371
Administrative expenses	46,410

Total deductions	35,488,401

NET INCREASE	121,760,301

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	359,278,777

End of year	$481,039,078

See accompanying notes to financial statements.

CHICAGO BRIDGE & IRON SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

The following describes the major provisions of the Chicago Bridge & Iron Savings Plan (the “Plan”) and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan in which certain employees of Chicago Bridge & Iron Company (“CB&I”) and certain related companies (collectively, the “Company”) are eligible to participate immediately upon hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

T. Rowe Price Trust Company (the “Trustee”) and T. Rowe Price Retirement Plan Services, Inc. serve as trustee and record keeper, respectively, for the Plan.

Participant and Company Contributions—The Plan’s contributions are provided from a combination of employee 401(k) voluntary salary deferrals (with discretionary Company 401(k) matching contributions) and annual discretionary Company contributions.

Participant and Matching Contributions — Participants may contribute amounts on a pretax deferred basis from a minimum of 1% to a maximum of 75% of compensation subject to the lower of dollar limits set by the Internal Revenue Service (the “IRS”) or percentage limits set by the Company in advance of a given Plan year. Participants may elect to change their contribution percentages at any time.

The Company may elect, at its sole discretion, to match some portion of the participants’ contributions. For the 2009 plan year, the Company elected to match the participants’ contributions dollar-for-dollar up to 3% of compensation, with the exception of union participants, whose contribution match from the Company is determined by their negotiated union contract.

Annual Company Contribution — The Company may elect, at its sole discretion, to contribute from 5% to 12% of annual participant pay (including overtime and incentive compensation), depending on Company performance and the IRS limits on compensation deferrals. The annual Company contribution is allocated to each eligible participant following the end of the Plan year for which the contribution was made. Eligible participants for the annual Company contribution include individuals that: (i) worked a minimum of 1,000 hours for the Company during the Plan year (except in the case of death, disability, retirement, or a reduction-in-force termination, where the service requirement is waived), and (ii) were employed with the Company as of the last day of the Plan year (except in the case of death, disability, retirement, a reduction-in-force termination, or a temporary lay-off, where the service requirement is waived). Union employees are not eligible for the annual Company contribution.

For 2009, the annual discretionary Company contribution percentage for the Plan was 6% of eligible pay and amounted to $22,737,549, net of forfeitures of approximately $1,737,575.

Participant Accounts—Individual accounts are maintained for each Plan participant. Participant contributions and Company match and annual contributions are allocated to investments within each participant account based upon participant directed percentages. Investment earnings of funds are allocated to participant accounts based upon the participant’s relative percentage ownership of the total fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options—Participants may direct the investment of their account balances into any or all of a number of investment options offered by the Plan, which include: (i) mutual funds investing in equities (including certain mutual funds beyond the Trustee’s family of funds), (ii) a Company stock fund (which invests in the common stock of Chicago Bridge & Iron Company N.V., CB&I’s parent), and (iii) common collective trust funds. Participants may transfer account balances among investment options; however, interfund transfers to the Company stock fund from other investment options are not permissible under the Plan.

Effective May 14, 2010, participants were able to invest in the Vanguard Total Bond Market Index Fund. This fund is intended to track the performance of the Barclays Capital U.S. Aggregate Bond Index by holding a broadly diversified collection of securities that, in the aggregate, approximate the full index in terms of key risk factors and other characteristics.

Vesting—Company 401(k) matching contributions vest 100% after three years of service with the Company. The annual Company contributions for Plan years through 2006 vest 100% after five years of service with the Company, while annual Company contributions for subsequent Plan years vest 100% after three years of service with the Company. Participants who reach age 65 or who terminate their participation in the Plan due to death, disability, retirement, or a reduction-in-force termination, are granted full vesting in Company contributions.

Participant Loans—Participants may borrow up to the lesser of 50% of their vested account balance or $50,000, with a minimum loan amount of $1,000. No more than one loan may be outstanding from a participant’s account at any time. Any amount borrowed is deducted pro rata from the funds in which the participant’s account is invested. Loans bear interest based on a fixed rate initially determined based on the Wall Street Journal published prime rate plus a margin of 1% and are repayable over a period not to exceed five years, except for principal residence loans, which are repayable over a period not to exceed fifteen years. Repayments of principal and interest are credited to the funds in which the participant’s deferrals and Company contributions are invested.

Payment of Benefits—Upon death, disability, retirement, or termination of employment, participants may receive a lump-sum payment of their account balance, subject to the vesting provisions described above. The Plan also allows in-service withdrawals and withdrawals for financial hardship. Other payment forms are available to certain participants for accounts existing prior to January 1, 1997.

Forfeitures—Forfeited accounts, representing the unvested portion of Company contributions, are used to reduce future Company contributions to eligible participant accounts.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Benefit payments to participants are recorded upon distribution.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The categorization of the Plan’s financial instruments within the valuation hierarchy provided in Note 4 is based upon the lowest level of input that is significant to the fair value measurement. Investments that are valued using quoted prices are classified within level 1 of the valuation hierarchy, assets that are valued using internally-developed models that use, as their basis, readily observable market parameters, are classified within level 2 of the valuation hierarchy, and assets that are valued based upon models with significant unobservable market parameters are classified within level 3 of the valuation hierarchy.

The following is a description of the valuation methodologies used for the Plan’s instruments measured at fair value, including the general classification of such instruments pursuant to the aforementioned valuation hierarchy:

•	Common Stock and Mutual Funds — The fair values are based on quoted prices in an active market on the last day of the Plan year and are therefore classified within level 1 of the valuation hierarchy.

•	Common Collective Trust Funds —
•
Stable Value Fund — The Stable Value Fund is recorded at fair value and classified within level 2 of the valuation hierarchy. This fund is a fully benefit-responsive investment, and as required, an adjustment is made to reflect this investment at contract value, which represents cost plus accrued income less redemptions.

The fund is comprised of guaranteed investment contracts, wrap contracts and various other contracts. The fair value of the guaranteed investment contracts is provided by the fund administrator and is generally determined by discounting the scheduled future payments required under the contract. The fair value of wrap contracts reflects the discounted present value of the difference between the current wrap contract cost and its replacement cost, based on issuer quotes. For assets other than investment contracts, including securities underlying synthetic investment contracts, fair value generally is reflected by market value at the close of business on the valuation date.

•
Equity Index Trust Fund — The Net Asset Value (“NAV”), provided by the fund administrator, is classified within level 2 of the valuation hierarchy as the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

•	Participant Loans — These are valued at cost, which approximates fair value, and are classified within level 3 of the valuation hierarchy.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Subsequent Events—The Plan evaluated all events and transactions that occurred through June 14, 2010, the date these financial statements were issued.

3.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2009 and 2008 (at fair value unless otherwise noted):

	2009	2008

T. Rowe Price Blue Chip Growth Fund	$46,094,778	$31,902,389
T. Rowe Price Summit Cash Reserves Fund	44,959,505	45,101,302
T. Rowe Price Balanced Fund	43,028,688	34,296,535
T. Rowe Price Stable Value Fund (at contract value) (1)	42,870,535	38,738,247
T. Rowe Price Equity Income Fund	39,185,132	30,915,525
American Europacific Growth Fund	31,027,701	20,676,174
T. Rowe Price Spectrum Income Fund	28,722,349	24,049,297
T. Rowe Price New Horizons Fund (2)	25,599,396	16,898,153

(1)	The fair value of this fully benefit-responsive investment totaled $44,197,783 and $38,378,480 at December 31, 2009 and 2008, respectively.

(2)	Investment does not represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2008.
During 2009, the Plan’s investments (including gains and losses on investments bought, sold, and/or held during the year) appreciated in value as follows:

Mutual funds	$72,760,351
Common stock	9,473,991
Common collective trust funds	4,336,391

Total	$86,570,733

Risks and Uncertainties—The Plan provides for investments in various securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

4.	FAIR VALUE MEASUREMENTS

The following table presents the Plan’s financial instruments carried at fair value as of December 31, 2009 and 2008 by type of investment and by valuation hierarchy level:

				Total Fair
	Quoted Market Prices	Significant	Significant	Value in the
	in Active Markets	Observable Inputs	Unobservable Inputs	Statement of Net
December 31, 2009	(Level 1)	(Level 2)	(Level 3)	Assets
Common Stock	$18,771,863	$—	$—	$18,771,863
Mutual Funds	368,543,299	—	—	368,543,299
Common Collective Trust Funds:
Stable Value Fund	—	44,197,783	—	44,197,783
Equity Index Trust Fund	—	20,712,115	—	20,712,115
Participant Loans	—	—	8,124,835	8,124,835

Total Investments at Fair Value	$387,315,162	$64,909,898	$8,124,835	$460,349,895

				Total Fair
	Quoted Market Prices	Significant	Significant	Value in the
	in Active Markets	Observable Inputs	Unobservable Inputs	Statement of Net
December 31, 2008	(Level 1)	(Level 2)	(Level 3)	Assets
Common Stock	$6,193,102	$—	$—	$6,193,102
Mutual Funds	272,241,260	—	—	272,241,260
Common Collective Trust Funds:
Stable Value Fund	—	38,378,480	—	38,378,480
Equity Index Trust Fund	—	16,202,324	—	16,202,324
Participant Loans	—	—	7,847,600	7,847,600

Total Investments at Fair Value	$278,434,362	$54,580,804	$7,847,600	$340,862,766

The following table presents a summary of changes in the fair value of the Plan’s Level 3 financial instruments for the year ended December 31, 2009:

December 31, 2008	$7,847,600
Sales, Issuances, Maturities, Settlements and Calls, Net	277,235

December 31, 2009	$8,124,835

5.	RECONCILIATION OF THE FINANCIAL STATEMENTS TO THE FORM 5500

As previously discussed in Note 2, fully benefit-responsive investment contracts are required to be valued at contract value on the statement of net assets available for benefits, whereas the Form 5500 requires all investments to be valued at fair value. The following is a reconciliation of the financial statements to the Form 5500 for net assets available for benefits and the change in net assets available for benefits:

	December 31,
Net Assets Available for Benefits	2009	2008
Financial statement net assets available for benefits	$481,039,078	$359,278,777
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,327,248	(359,767)

Form 5500 net assets available for benefits	$482,366,326	$358,919,010

Financial statement net increase in assets available for benefits	$121,760,301
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:
Current year	1,327,248
Prior year	359,767

Form 5500 net increase in assets available for benefits	$123,447,316

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.	TAX STATUS

The Plan received a determination letter from the IRS dated February 13, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation.

8.	PARTY-IN-INTEREST TRANSACTIONS

Certain investments of the Plan are managed by the Trustee, and therefore, all transactions involving these investments qualify as party-in-interest transactions. The Plan also invests in shares of common stock of CB&I’s parent and all transactions involving shares of CB&I’s parent also qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

Supplemental Schedule

CHICAGO BRIDGE & IRON SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009
(Employer Identification Number 06-1477022, Plan Number 001)

		(c) Description of Investment
		including maturity date,
	(b) Identity of Issuer, Borrower,	rate of interest, collateral,	(e) Current
(a)	Lessor or Similar Party	par or maturity value	Value

		Mutual Funds:
*	T. Rowe Price	Blue Chip Growth Fund	$46,094,778
*	T. Rowe Price	Summit Cash Reserves Fund	44,959,505
*	T. Rowe Price	Balanced Fund	43,028,688
*	T. Rowe Price	Equity Income Fund	39,185,132
*	T. Rowe Price	Spectrum Income Fund	28,722,349
*	T. Rowe Price	New Horizons Fund	25,599,396
*	T. Rowe Price	Small Cap Value Fund	22,331,836
*	T. Rowe Price	Capital Appreciation Fund	14,038,900
*	T. Rowe Price	Spectrum Growth Fund	13,608,622
*	T. Rowe Price	Retirement 2020 Fund	12,506,643
*	T. Rowe Price	Retirement 2015 Fund	9,330,811
*	T. Rowe Price	Retirement 2025 Fund	8,523,942
*	T. Rowe Price	Retirement 2030 Fund	6,935,267
*	T. Rowe Price	Retirement 2010 Fund	6,158,115
*	T. Rowe Price	Retirement 2035 Fund	4,163,619
*	T. Rowe Price	Retirement 2040 Fund	3,221,707
*	T. Rowe Price	Retirement 2045 Fund	2,481,219
*	T. Rowe Price	Retirement 2050 Fund	2,273,149
*	T. Rowe Price	Retirement 2005 Fund	1,322,318
*	T. Rowe Price	Retirement Income Fund	1,227,731
*	T. Rowe Price	Trade Link Investments Account	1,019,639
*	T. Rowe Price	Retirement 2055 Fund	782,232
	American Funds	Europacific Growth Fund	31,027,701

			$368,543,299
		Common Collective Trust Funds:
*	T. Rowe Price	Stable Value Fund	44,197,783
*	T. Rowe Price	Equity Index Trust Fund	20,712,115

			$64,909,898

*	Chicago Bridge & Iron Company N. V.	Common Stock	18,771,863
*	Participant Loans	Varying maturities and interest rates ranging from 4.25% to 10.5%	8,124,835

	TOTAL		$460,349,895

*	Represents a party-in-interest to the Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
Dated: June 14, 2010

CHICAGO BRIDGE & IRON SAVINGS PLAN
By:	/s/ Stephen H. Dimlich, Jr.
Stephen H. Dimlich, Jr.
Vice President, Corporate Human Resources of Chicago Bridge & Iron Company

By:	/s/ Westley S. Stockton
Westley S. Stockton
Vice President, Corporate Controller and Chief Accounting Officer of Chicago Bridge & Iron Company

Exhibit Index

Exhibit Number	Description

23.1	Consent of Calvetti, Ferguson & Wagner, P.C.